Exhibit 99.1

FOR IMMEDIATE RELEASE TSX Venture Stock Symbol: EDE EDGE RESOURCES INC.	July 6, 2011 Calgary, Alberta

Edge Increases Credit Facilities from $4.5 million to $17.35 million and Provides Strategy Update

CALGARY, ALBERTA  (July 6, 2011) – Edge Resources Inc. ("Edge" or the "Company") announces a significant increase in its credit facilities with its current lender, Canadian Western Bank.

The Company has an ability to increase the facility to $18 million, which would result in a four-fold increase in lending value.

The increased facilities, which are primarily based on the recently updated NI 51-101 independent engineering report (see May 25, 2011 press release), consist of a $10.35 million (anticipated to increase to $11 million) revolving operating demand credit facility and a $7 million non-revolving acquisition/development demand facility.  The facilities are scheduled for review on May 31, 2012, but may be reviewed at any time at the sole discretion of our lender.

The increased facilities allow Edge to focus on the continued growth of its current assets, production and land position while utilizing the least expensive form of capital.  As such, when the wet “spring breakup” conditions subside (expected in July, depending on weather), the Company intends to continue its drilling, completion and tie-in programs.

Brad Nichol, President and CEO of Edge commented, “I am pleased that our lenders are supportive of our vision of being leaders at assembling and managing high-quality natural gas assets during this low-point in the natural gas cycle.  They support the management team’s ability to balance short-term cash flow generation with long-term value creation, which is critical to the continued implementation of our counter-cyclical strategy.  Additionally, their facilities allow Edge to actively acquire high-quality assets with little competition, at highly favourable terms during this low point in the natural gas cycle.”

Edge has now earned or acquired a total of 23 sections of Edmonton Sands natural gas property and has executed agreements that allow for up to another 27 sections of prospective Edmonton Sands property to be earned.

The Company is actively negotiating additional agreements during the current low point in the natural gas cycle and hopes to announce asset additions in the future.

Edmonton Sands Strategy

There are two components to Edge’s Corporate Strategy:

1)	Assemble a large natural gas-focused land position during the low point of the natural gas cycle,

2)	Outperform future natural gas price appreciation by utilizing the management team’s expertise:

a)	A bespoke geological approach,

b)	Differentiated fracturing techniques,

c)	Low operational costs and capital efficiency,

d)	Very high success rate based on a low-risk profile.

Edge’s management team has a proven ability to implement the second component of the strategy through a highly differentiated approach, which has resulted in above average performance.

This unique corporate strategy allows Edge to utilize the low gas prices to its advantage.  The Company currently generates positive cash-flow, even at today’s low gas prices, and is simultaneously building a large, high-quality asset base for the future.

About Edge Resources Inc.

Edge Resources is focused on the exploration, development and production of shallow oil and natural gas horizons, most prominently from the Edmonton Sands group of formations, a conventional, shallow gas group of reservoirs located in Central Alberta, Canada.  The management team’s very high success rate is based on the safe, efficient deployment of capital and a proven ability to efficiently execute in shallow formations, which gives Edge Resources a sustainable, low-cost, competitive advantage.

The Alberta Government estimates that there is 44 trillion cubic feet ("TCF") of non-producing, shallow natural gas in Alberta. Edge Resources’ management team has evaluated over 20,000 sections of land and has identified over 200 "five-star" sections.

For more information, visit the company website: www.edgeres.com or contact:

Brad Nichol
President & Director
Edge Resources Inc.
Suite 1400, 717-7th Avenue SW
Calgary, AB
Canada  T2P 0Z3
Phone: +1 (403) 767 9905

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s registered filings which are available at www.sedar.com.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Barrel (“bbl”) of oil equivalent (“boe”) amounts may be misleading particularly if used in isolation. All boe conversions in this report are calculated using a conversion of six thousand cubic feet of natural gas to one equivalent barrel of oil (6 mcf=1 bbl) and is based on an energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Trading in the securities of Edge Resources Inc. should be considered highly speculative. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.